Lynn Toby Fisher
212.836.8685
lynntoby.fisher@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212.836.8000
Fax 212.836.6685
www.kayescholer.com

November 6, 2012

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisition

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Re:	Celestica Inc.
Schedule TO-I
File No. 005-55523
Filed October 29, 2012

Dear Mr. Duchovny:

On behalf of our client, Celestica Inc. (the “Corporation” or “Celestica”), we have today filed Amendment No. 1 to its Schedule TO-I dated October 29, 2012 and provide below the Corporation’s responses to your letter, dated November 2, 2012, relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning Celestica’s Schedule TO-I. Except as otherwise noted in this letter, the information provided in response to the Staff’s comment letter has been supplied by Celestica. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in Celestica’s Schedule TO-I.

For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly.

We have sent to your attention via overnight delivery three courtesy copies of the following: (i) this letter as filed via EDGAR and (ii) Amendment No. 1 to the Schedule TO-I as filed via EDGAR.

Schedule TO-I

Item 6.  Purposes of the Transaction

1.                                      Please revise your disclosure to include this disclosure in the offer document as delivered to security holders.

Response:  Celestica notes General Instruction E of Schedule TO provides that the statement published, sent or given to security holders may omit negative responses and those that are not applicable.  This disclosure is all in the negative (that is, the Corporation has no such plans) and the text is therefore omitted from the Circular.

Offer to Purchase

Forward-Looking Information, page iv

2.                                      We note your reference to forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in this section and your claim of the protection offered by that Act.  Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  Please revise to delete the reference and confirm that you will avoid making reference to that Act in all future communications in connection with the tender offer.

Response:  Celestica notes the Staff’s comment and confirms that it will not make any reference to the Private Securities Litigation Reform Act of 1995 in any future communications in connection with the tender offer and will not seek the protection offered by that Act for purposes of statements made in connection with the Offer.  Amendment No. 1 to Celestica’s Schedule TO-I deletes such reference.

Summary, page 1

3.                                      Please revise the penultimate question on page 4 to comply with rule 14e-1(c) which requires payment to be prompt, not “as promptly as practicable.”

Response:  The Corporation acknowledges its obligation to make prompt payment for the Shares following expiration of the Offer.  Amendment No. 1 to the Corporation’s Schedule TO-I includes a revised question and answer, replacing the reference to “as promptly as practicable” with “promptly.”

Conditions of the Offer, page 12

4.                                      We note the language in the first paragraph of this section that you may effectively assert a condition “at any time before the payment for any such Shares.”  We also note the language in the penultimate paragraph of this section that you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time and from time to time.”  This type of disclosure suggests that conditions to the offer may be raised or asserted after expiration of the offer.  Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer.  Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Response:  The Corporation acknowledges that all conditions to the Offer (other than those subject to government approvals) must be satisfied or waived at or prior to the expiration of the Offer. Amendment No.1 to Celestica’s Schedule TO-I includes an explicit statement to this effect and revises the referenced disclosure.

5.                                      We note your condition (f).  You may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of objective verification, and outside of your control.  Please tell us what consideration you have given to revising the condition such that it is not so overly broad as to render your offer illusory.

Response:  Celestica has noted the Staff’s comment, and does not believe that the condition set forth in clause (f) is so overly broad as to render the Offer illusory.  Significantly, Celestica must (1) act “reasonably” and (2) determine the “fair market value” of a Share — a standard commonly referred to in business transactions and generally viewed as that price a willing buyer will pay a willing seller, each acting at arm’s length and under no compulsion to act.  This may not be the equivalent of the trading price of the Shares on either the TSX or the NYSE.  To conclude that this condition has been triggered, Celestica would need to consider appropriate objective indicia of fair market value at the relevant time.  This determination could, but would not necessarily, include reliance on an opinion of a third party financial advisor.

6.                                      We note your condition (j) relating to a Rule 13e-3 transaction.  We also note the subsequent paragraph in which you state that you may waive conditions.  Please tell us whether you may waive the above-referenced condition and the effect such a waiver would have on your offer given the likelihood that your offer may be subject to Rule 13e-3 as a result of the waiver.

Response:   The Corporation acknowledges that it is not permitted to waive the condition set forth in clause (j) unless it first takes the steps required so that the Offer would be in compliance with Rule 13e-3.  The Corporation respectfully notes that in light of the maximum size of the Offer ($175 million) and the market capitalization of the outstanding Shares (more than $1.3 billion at November 1, 2012), circumstances that would cause this condition to be triggered are unlikely to occur.

7.                                      We note the language in the last paragraph in this section that the your failure “at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right.”  If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition.  When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.  Please confirm your understanding supplementally.

Response:  Celestica supplementally confirms to the Staff Celestica’s understanding that: (1) if an event triggers a listed Offer condition and Celestica decides to take up and pay for Shares properly tendered and not withdrawn, this constitutes a waiver by Celestica of the triggered condition(s); and (2) if an Offer condition is triggered by events that occur during the Offer period and before the expiration of the Offer, when the Corporation has determined how it intends to proceed it will promptly inform security holders of its intention rather than waiting until the end of the Offer period, unless the condition is one where satisfaction of the condition may only be determined upon expiration.

8.                                      With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition.  When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s).  Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders.  You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so.  Please confirm your understanding supplementally.

Response:  Celestica supplementally confirms to the Staff Celestica’s understanding that if an event triggers a listed Offer condition and Celestica decides to take up and pay for Shares properly tendered to the Offer and not withdrawn, this constitutes a waiver by the Corporation of the triggered condition(s).  The Corporation acknowledges that, depending on the materiality of the waived condition and the number of days remaining in the Offer, the Corporation may be required to extend the Offer and circulate new disclosure to security holders.

Ownership of Securities of the Company, page 32

9.                                      Please disclose the names of the individuals who have beneficial ownership of the shares held of record by Onex Corporation and Mackenzie Financial Corporation.

Response:   As stated in footnote 4 of the ownership table, the Shares and multiple voting shares owned by Onex Corporation are included as being owned beneficially by Mr. Gerald Schwartz.

Celestica has no knowledge of any individual who has beneficial ownership of the Shares held of record by Mackenzie Financial Corporation (“Mackenzie”).  Mackenzie’s Schedule 13G filed with the Commission on February 14, 2012 states that it holds sole investment and dispositive power over the Shares referred to in that Schedule.  Mackenzie includes the following statement in its alternative monthly report for February 2012 filed on SEDAR: “Mackenzie specifically disclaims any beneficial ownership of the reported common shares, but as investment manager it maintains exclusive power to exercise investment control or direction over such common shares for its managed accounts as the beneficial owners.”

*              *              *

Celestica does not believe, and we concur with Celestica, that the information it has provided in Amendment No. 1 to its Schedule TO-I does not constitute a material change in the information it has provided previously in the Circular within the meaning of Rule 13e-4(d)(2).

Celestica acknowledges that:

•                  Celestica is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Celestica may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*              *              *

Please feel free to call me at (212) 836-8685 with any further questions or comments you may have.

Sincerely,

/s/ Lynn Toby Fisher

Lynn Toby Fisher

cc:           Elizabeth L. DelBianco

Executive Vice President, Chief Legal and Administrative Officer

Celestica Inc.